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                                                                    Exhibit 4.17

May 30, 2003

Mr. Arthur Gitajn
69 Woodycrest Avenue
Toronto, Ontario
M4J 3A8

Dear Arthur:

This letter will confirm the terms of your employment as Chief Financial Officer ("CFO") of Geac Computer Corporation Limited ("Geac") effective immediately.

You shall serve faithfully to the best of your ability and shall throughout the term of your assignment devote your full working time and attention to the business and affairs of Geac and shall use your best efforts to maintain and advance that business.

REPORTING OBLIGATION

You will report to the President and Chief Executive Officer of Geac.

DIRECTORSHIP FOR A NON-COMPETING COMPANY

You may seek appointment to and serve as a Director on the Board of a corporation or other entity that does not compete with Geac or any of its affiliates. Any such appointment or election shall be subject to the prior approval of the President and Chief Executive Officer of Geac, who shall have the discretion to determine whether such corporation or entity competes with Geac or any of its affiliates. In addition, you agree that, if at any time after you become a Director of such corporation or other entity, the President and Chief Executive Officer of Geac determines and provides written notice to you that, due to changes in the nature of the business of Geac or its affiliates or due to changes in the nature of the business of such corporation or other entity or its affiliates, the business of such other corporation or entity competes with Geac or any of its affiliates, you will resign such directorship forthwith.

DETAILS OF YOUR REMUNERATION

1.       BASE SALARY:

Annual base salary of US$100,000 plus Cdn.$150,000 per annum, subject to annual review. These amounts will be paid in semi-monthly instalments subject to all proper withholding taxes and any deductions attributable to your required or elective contributions to the benefits provided by Geac, including the benefits referred to in paragraph 3 below.

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2.       BONUS:

Your bonus will be determined as described in Schedule "A". If your last date of active employment with Geac occurs after April 30, 2004, you will receive your FY2004 bonus in accordance with the terms of the FY2004 executive bonus plan. If your last date of active employment with Geac occurs before April 30, 2004, you will receive a pro rata portion of your FY2004 target bonus based on the number of months employed with Geac in FY2004, which bonus shall be paid on the first payroll date following your last date of active employment. (For purposes of this provision, if your last date of active employment with Geac falls on or later than the 15th day of a month, then full credit will be given for the last month of employment; if your last date of active employment falls on or earlier than the 14th day of a month, then no credit will be given for the last month of employment.)

3.       GROUP BENEFITS:

You will be entitled to receive and participate in all of Geac's standard employee benefit plans. All such benefits will be provided to you by a provider or providers in the United States as well as in Canada.

4.       VACATION:

During each fiscal year of your employment with Geac you will be entitled to 4 weeks paid vacation to be taken at mutually agreeable times.

5.       TAX PLANNING FEES:

Geac shall pay (or, at your option, reimburse you) for reasonable fees up to Cdn.$5,000 per year incurred by you in connection with your annual tax planning and preparation fees for the calendar years 2003 and 2004 and thereafter upon approval by the President and Chief Executive Officer.

6.       AUTOMOBILE:

During the period of your employment, Geac shall pay you a car allowance of Cdn.$640 per month.

TAX EQUALIZATION

To hold you harmless for additional taxes you are obliged to pay as a Canadian resident of Ontario compared to the taxes you would have paid as a U.S. resident of the State of Maryland, on the first payroll date after the end of each calendar year Geac shall pay to you an amount such that the net amount after Canadian tax withholding will equal 7.2% of your gross calendar year compensation in excess of Cdn.$80,000, and Geac will remit the appropriate tax withholding to the Canadian tax authorities for the equalization payment. In the event your employment is terminated or you resign your employment with Geac (unless such termination is for Cause, in

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which case no payment shall be owing), this payment will be made on the first payroll date following your last date of employment based on your gross compensation in excess of Cdn.$80,000 to your last date of employment, and Geac will remit the appropriate tax withholding to the Canadian tax authorities for the equalization payment. (If your last date of employment occurs before the payment of your FY 2003 bonus in July 2003, you will receive an additional tax equalization payment such that the net amount after Canadian tax withholding will equal 7.2% of your FY 2003 bonus payment, and this additional tax equalization payment will be made at the same time as your FY 2003 bonus payment.) In addition, on the first payroll date following the entering into of this Agreement Geac shall remit the appropriate tax withholding to Canadian taxing authorities for the net Cdn.$30,994 paid to you on April 23, 2003 to compensate you for your additional 2002 income tax liability as a Canadian resident of Ontario compared to the tax you would have paid as a U.S. resident of the State of Maryland; and your gross annual compensation for 2003 will include the gross amount necessary to yield the net Cdn.$30,994 paid to you on April 23, 2003. In the event that the statutory tax rates for the relevant jurisdictions change, the parties agree to work in good faith to adjust the tax equalization formula accordingly.

EXECUTIVE DEVELOPMENT MANAGEMENT PROGRAM

You will be eligible to participate in Geac's Executive Development Management Program and, as such, will be offered the opportunity to participate in the advanced senior management training courses offered through Kellogg School of Business or an equivalent institution.

STOCK OPTIONS

The options to acquire common shares of Geac granted to you prior to the date hereof shall continue. You shall be considered by the Board along with other senior executives for the grant of additional options to acquire common shares of Geac pursuant to Geac's then existing option plan. The options previously granted to you and any options which may be granted to you in future are herein referred to as the "Options".

VOLUNTARY RESIGNATION

If you wish to resign your employment with Geac voluntarily you shall provide Geac with at least three months prior written notice (the "Notice Period"), which shall set out a proposed date of resignation. Geac may elect to require you to remain in its employment for all or part of the Notice Period, or may require that you resign immediately. During this Notice Period you shall fully cooperate with the Company in devising and carrying out an effective transition plan. Upon the date of your resignation, Geac shall pay you all unpaid salary and shall pay any unpaid bonus to that date provided that the conditions for payment of the bonus have been met. Upon the date of your resignation the vesting of Options shall cease and you will have no entitlement to pay or benefits beyond the date of resignation. This paragraph shall be subject to, and shall not apply in the case of, resignation following a Change in Control.

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TERMINATION FOR CAUSE

If you are guilty of any conduct constituting just Cause (as hereinafter defined) for dismissal, Geac may terminate your employment by providing you with written notice of termination and your employment and your rights under this Agreement shall terminate on the day the notice is delivered to you. Upon termination for Cause you shall be paid all unpaid salary owing to you, the vesting of Options shall cease immediately and the Options shall terminate forthwith. You will have no entitlement to pay or benefits beyond the date of termination.

As used in this Agreement, the term "Cause" shall mean (a) your material failure to substantially perform your duties with Geac (other than any such failure resulting from your incapacity due to physical or mental illness) that continues for more than 30 days after a written demand for substantial performance is delivered to you by the Chairman of the Audit Committee of Geac, which demand specifically identifies the manner in which Geac believes that you have not substantially performed your duties, (b) the wilful engaging by you in conduct which is materially injurious to Geac or any of its affiliates, monetarily or otherwise, (c) your conviction of any crime, other than routine traffic violations or (d) your engaging in any business which materially competes with any material business of Geac or any of its affiliates.

TERMINATION FOR ANY REASON OTHER THAN CAUSE

This Agreement has a term that will end on April 30, 2004, unless mutually extended by the parties before it expires. In the event that this Agreement does expire, the expiry will be considered to be a "Termination for Any Reason Other than Cause" for the purposes of this Agreement.

Geac shall have the right to terminate your employment at any time for any reason other than Cause. You shall be entitled to receive on the date of your termination as CFO (the "Last Date of Employment") a lump sum cash payment (the "Termination Payment") in an amount equal to 150% of the sum of: (a) at your option, (i) your base salary received or receivable by you in respect of the immediately preceding twelve months in the normal payroll cycle or (ii) your base salary for the calendar month preceding the date of termination multiplied by 12; (b) your annual car allowance; and (c) the annual bonus paid to you in fiscal year 2002 (as per the fiscal year 2002 proxy circular). Additionally, you will receive a lump sum payment of U.S. $75,000 for relocation expenses.

Should your employment with Geac as its CFO be ended, you have agreed that you will remain as a consultant to Geac at your current salary (but with no entitlement to a bonus, vacation or benefits beyond those set forth below in this section) for a period of up to six months from the Last Date of Employment. Upon the mutual agreement of you and the President and Chief Executive Officer of Geac, you may not be required generally to be in the office, but in any event you shall be reasonably available to respond to questions and to attend meetings in the office from time to time.

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Either party may terminate the above-referenced consulting period upon providing the other party with 30 days' written notice of termination. Upon the ending of this consulting period, you agree that you will not be entitled to any further compensation from Geac for the termination of your employment as a consultant and you also agree to execute a full and final release document in favour of Geac, in a form acceptable to Geac.

On the first payroll date following your Last Date of Employment, you will receive a lump sum payment consisting of any outstanding company related expenses and unused accrued vacation leave and for expenses expected to be incurred over the next 18 months for cell phone charges (US$2,700), professional dues (US$1,100), and continuing education (Cdn.$5,100). Subject to the agreement of the carrier or carriers, Geac will also maintain all of your medical, dental, disability, and life insurance benefits for a period of 18 months from your Last Date of Employment. In the event that one or more carriers does not agree to such an extension of coverage, Geac agrees to pay you an amount equal to the cost of your obtaining substantially equivalent benefit coverage if you, in fact, obtain such benefit coverage at your own expense. The vesting of Options shall cease on your Last Date of Employment, and you shall have the right to exercise Options vested prior to that date for a period of 183 days from the Last Date of Employment (provided that in no event shall the period during which you may exercise Options exceed the Option Period of ten years).

All payments made under this section shall be made to you by a U.S. subsidiary of Geac by direct deposit to an account in the United States designated by you. Canadian dollar amounts will be converted to U.S. dollars at Geac's prevailing expense report currency conversion rate. Geac agrees to convert U.S. dollars back to Canadian dollars at the same rate for a period of thirty days following payment.

CHANGE IN CONTROL AND CHANGE AFFECTING YOUR EMPLOYMENT

1. In the event of a Change in Control and a Change Affecting Your Employment within 12 months of a Change in Control, you may elect to resign from Geac within 120 days of the Change in Control and Change Affecting Your Employment. In the event of your resignation, you will be provided with the following:

         (a) On the effective date of your resignation, Geac will pay you the Termination Payment, calculated as though such effective date was the effective date of the termination of employment by Geac for a reason other than Cause; and

         (b) Subject to the agreement of the carrier or carriers, Geac will also maintain all of your medical, dental and life insurance benefits for a period of 18 months from your last date of employment. In the event that one or more carriers does not agree to such an extension of coverage, Geac agrees to pay you an amount equal to the cost of your obtaining substantially equivalent benefit coverage if you, in fact, obtain such benefit coverage at your own expense. In such event, you will also be paid, credited or reimbursed, as the case may be, for all unpaid salary (including credit for any vacation earned but not taken), expenses, benefits and

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                  other amounts payable to you or earned by you up to the date of resignation. Also, in such event, all unvested Options previously granted shall become fully vested and you shall have the right to exercise those Options for a period of 12 months from the date of resignation (provided that in no event shall the period during which you may exercise Options exceed the Option Period of ten years).

2. In no case will you be entitled to both a payment for Termination for Any Reason Other Than Cause and for a resignation in the event of a Change in Control and Change Affecting Your Employment.

For the purposes of this Letter Agreement, "Change in Control" and "Change Affecting Your Employment" are defined as set out in Schedule "B".

PROPERTY OF GEAC

All equipment, material, written correspondence, memoranda, communication, reports, or other documents pertaining to the business of Geac or its affiliates used or produced by you in connection with your employment, or in your possession or under your control, shall at all times remain the property of Geac and its affiliates. You shall return all property of Geac and its affiliates in your possession or under your control in good condition within one week of a request by Geac, or within one week of the termination of your employment. Notwithstanding the foregoing, you shall be entitled to keep the laptop computer provided to you by Geac; provided, however, that a condition of this entitlement shall be that you shall make such computer available to the Geac Information Technology department prior to the termination of your employment, together with all information relating to password protection, so as to enable the department to remove all computer software and information owned by, licensed to or relating to Geac and its businesses, other than the computer's operating system software.

NON-DISCLOSURE

You agree to be bound by the terms of the General Confidentiality Agreement attached hereto as Schedule "C".

RESIGNATION AS OFFICER AND DIRECTOR

You covenant and agree that, upon any notice of your resignation from Geac or termination of your employment being given, you shall forthwith tender your resignation from all offices and directorships then held by you at Geac or any of its subsidiaries and affiliates, such resignation to be effective immediately, or at such other date as may be mutually agreed to by you and Geac, and you shall not be entitled to receive any severance payment or compensation for loss of office or otherwise by reason of the resignation, other than what has been provided elsewhere in this Agreement. If you fail to resign as set out above, you will be deemed to have resigned from all offices and directorships, and Geac is hereby authorized by you to appoint any person in your name and on your behalf to sign any documents or do any things necessary or required to give effect to such resignation. Subject to limits imposed by law and the terms and conditions from time to time of Geac's governing statute, by-laws and any directors' and officers' insurance

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policies, you will continue to be entitled after the time of any such resignation (and in respect of periods prior to any such resignation) to the benefit of Geac's policies relating to insurance and indemnification for senior officers.

CHOICE OF LAW

This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the province of Ontario, Canada.

SUBMISSION TO ARBITRATION

It is hereby agreed that any dispute or controversy in connection with this Agreement, including its interpretation, will be conclusively settled by submission to arbitration (the "Arbitration") in accordance with the rules of arbitration of the Arbitration Act (Ontario) as amended from time to time. The Arbitration will be conducted before a single arbitrator mutually agreeable to the parties (the "Arbitrator"). Each party will be responsible for its own legal costs incurred at the Arbitration. The cost of the Arbitrator will be shared subject to Geac's agreement to reimburse you for your share of the Arbitrator's costs in the event you are largely successful at the Arbitration.

NOTICES

Any notice required or permitted hereunder shall be deemed to be delivered on the date of actual delivery, if delivered personally, or on the date four days after mailing, if delivered by registered mail. In the case of postal disruption, delivery shall be made by way of personal delivery.

LEGAL COSTS

Geac shall pay (or, at your option, shall reimburse you) for the reasonable legal fees and disbursements incurred by you in connection with the drafting and negotiation of this Agreement.

ENTIRE AGREEMENT

This Agreement contains the entire agreement between you and Geac and its affiliates with respect to the subject matter hereof. Any and all other oral or written representations, agreements, arrangements or understandings between you and Geac and its affiliates are hereby terminated. Any and all employment rights you may have with or against Geac or any of its affiliates are contained in this Agreement.

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We trust that the above will be acceptable to you and we ask that you indicate your acceptance of this offer by signing the enclosed copy of this letter and returning it to my attention by June 5, 2003. This offer becomes null and void should the signed acceptance not be returned to me by that time.

Arthur, we look forward to your continued participation on the Geac team.

Sincerely,

Geac Computer Corporation Limited

By:                  /s/ Paul D. Birch
    ----------------------------------------------------
    Paul D. Birch, President and Chief Executive Officer

ACCEPTED:

          /s/ Arthur Gitajn                             June 3, 2003
--------------------------------------           --------------------------
ARTHUR GITAJN                                    Date

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                                  SCHEDULE "A"

                                      BONUS

- Fiscal Year 2003: as set forth in the Geac Fiscal 2003 Executive Bonus Plan, which establishes a targeted base bonus for you of C$150,000. In the event your last day of employment occurs before the payment of the FY 2003 bonus in July 2003, Geac waives the requirement that you be employed by Geac at the time the bonus is paid.

- Fiscal Year 2004: as set forth in the Geac Fiscal 2004 Executive Bonus Plan, in such form as may be approved by the Board of Directors of Geac, with a targeted base bonus for you of C$150,000.

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                                  SCHEDULE "B"

"Change in Control" means the occurrence of one or more of the following events:

1. The sale, lease or transfer, in one or a series of related transactions, of all or substantially all of Geac's assets considered on a consolidated basis to any person or company or combination of persons or companies;

2. The adoption of a plan relating to the liquidation or dissolution of Geac;

3. The acquisition by any person or company or combination of persons or companies acting jointly or in concert of a direct or indirect interest in more than 50 percent of the ownership of Geac or the voting power of the voting shares of Geac by way of a purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of Geac as a result of such transaction);

4. The amalgamation, merger or consolidation of Geac with or into another corporation or the amalgamation or merger of another corporation into Geac with the effect that immediately after such transaction the shareholders of Geac immediately prior to such transaction hold less than 50 percent of the total voting power of all securities generally entitled to vote in the election of directors, managers or trustees of the person surviving such amalgamation, merger or consolidation; or

5. During any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of Geac shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by Geac's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period or who, themselves, were approved during such period by the requisite two-thirds vote specified above.

"Change Affecting Your Employment" means any of the following circumstances which are not accepted by you during the 90-day period immediately following the date on which you become aware of such circumstances:

1. Any change to your employment conditions with Geac which would significantly reduce the nature or status of your responsibilities;

2. A reduction by Geac in your annual compensation as of the date of the Change in Control;

3. The failure by Geac to continue in effect for your benefit any perquisites or participation in any employee benefit plan to which other employees of Geac are entitled, to the same extent to which any other employees enjoy such benefits;

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4.       Any other change which would constitute "constructive dismissal" under applicable law; or

5. Any change in the location of the principal office of Geac which causes you to substantially increase your travel time or relocate.

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                                  SCHEDULE "C"

     Agreement Respecting Confidentiality, Exclusivity and Non-Solicitation

1.       CONFIDENTIAL INFORMATION

"Confidential Information" means information disclosed to me or acquired by me as a result of my employment with Geac Computer Corporation Limited ("Geac") and includes but is not limited to information relating to Geac and its affiliates' products or developments of new or improved products, marketing strategy, sales or business plans, the names and information about Geac and its affiliates' past, present and prospective customers (to whom Geac or an affiliate has made a proposal during the course of my employment) and clients, trade secrets and any other information which is not in the public domain and which information can be reasonably deemed confidential information whether or not such information is explicitly identified as being confidential. "Confidential Information" shall not include:

         (a) Information that was known by me at the time it was disclosed to me by Geac or an affiliate or was acquired by me; or

         (b) Information that is or becomes publicly known or otherwise enters the public domain through no wrongful act of mine; or

         (c) Information that is received by me from a third party which has no obligation to maintain it in confidence; or

         (d) Information that is developed independently by me without use of any Confidential Information.

2.       USE AND DISCLOSURE

While employed by Geac and following the termination of my employment, I shall not, directly or indirectly, in any way use or disclose to any person any Confidential Information. I agree and acknowledge that Confidential Information of Geac and its affiliates is the exclusive property of Geac and its affiliates and I shall hold all such Confidential Information in trust for Geac and its affiliates. I confirm and acknowledge my fiduciary duty to use my best efforts to protect Confidential Information; not to misuse such information; and to protect such Confidential Information from any misuse, misappropriation, harm, or interference by others in any manner whatsoever.

3.       GEAC AND AFFILIATES' PROPERTY

Upon ceasing employment with Geac, I will immediately turn over to Geac and its affiliates all property then in my possession or under my control belonging to Geac or its affiliates, or any past, present or prospective customer, client, supplier or business partner of Geac or an affiliate.

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4.       EXCLUSIVITY AND DEDICATION

During the period of my employment with Geac:

(a) I shall devote my entire working time during the regular business hours assigned to my position with attention to such duties as may be assigned to me by Geac. During such time I shall faithfully and diligently serve and endeavour to further the interests of Geac and its affiliates;

(b)      I agree that I shall not engage in or become connected with:

         i)       any other business during my regular business hours at Geac;
                  or

         ii) any business which is in competition with Geac or any of its affiliates at any time.

5.       CONFLICTS

My employment with Geac does not now and shall not in the future conflict with any obligations or interests that I have with any other person, business, organization or former employer. I agree to notify Geac in writing immediately upon having any knowledge to the contrary of any conflict or potential conflict.

6.       NON-SOLICITATION OF CUSTOMERS

I agree that during the term of this Agreement and for a period of 1 year immediately following the termination of my employment with Geac, I shall not, on my own behalf or on behalf of any person, firm, partnership, association, corporation or business organization, entity or enterprise, directly or indirectly, solicit, contact, call upon, communicate or attempt to communicate with any customer or prospective customer of Geac or any of its affiliates or any representative of any customer or prospective customer of Geac of any of its affiliates, with a view to the sale or provision of any deliverable or service competitive with any deliverable or service sold or provided or under development by Geac or any of its affiliates during the 1 year immediately preceding the termination of my employment.

7.       NON-SOLICITATION OF EMPLOYEES

I agree that while I am employed by Geac, and for a period of 1 year following the termination of my employment with Geac, I shall not directly or indirectly solicit, induce or attempt to induce any employee of Geac or any of its affiliates into leaving his employment with Geac or an affiliate, nor shall I directly or indirectly participate in any organization's recruitment or hiring of employees of Geac or any of its affiliates.

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8.       TERM

This Agreement shall become effective when signed and shall terminate upon the termination of my employment with Geac, except that paragraphs 1, 2, 3, 6 and 7 shall survive such termination.

9.       SEVERABILITY

I acknowledge that each paragraph of this Agreement is separate from each other paragraph of this Agreement and if any one paragraph is found to be invalid, it shall not invalidate the remainder of this Agreement.

10.      JURISDICTION

This Agreement shall be interpreted in accordance with the laws of the jurisdiction in which it is signed.

11.      INDEPENDENT LEGAL ADVICE

I acknowledge I have read and understood this Agreement and have had the opportunity to obtain independent legal advice prior to the execution of this Agreement. In the event that I did not obtain such advice, I shall not use the absence of such advice in an attempt to obviate, alter, sever or otherwise terminate this Agreement or any part thereof.

12.      ENTIRE AGREEMENT

This Agreement shall supersede any previous confidentiality agreement or similar understanding which I may have had with Geac or any of its affiliates. Any amendments to this Agreement must be made in writing and signed by both Geac and me.

DATED at 11 Allstate, Markham, Ontario, Canada, this 3rd day of June, 2003.

      "Arthur Gitajn"                              "Tricia Little"
---------------------------                 -----------------------------
Arthur Gitajn                               Witness

       Arthur Gitajn                                Tricia Little
---------------------------                 -----------------------------
(Print)                                     (Print)